UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
        Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                       (Name of Subject Company (Issuer))

          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                        (Name of Filing Person (Issuer))

                    AUCTION MARKET PREFERRED SHARES, SERIES A
                    AUCTION MARKET PREFERRED SHARES, SERIES B
                         (Title of Class of Securities)

                               33733U207 33733U306
                      (CUSIP Number of Class of Securities)

                             W. Scott Jardine, Esq.
                                    Secretary
          First Trust/Four Corners Senior Floating Rate Income Fund II
                        120 East Liberty Drive, Suite 400
                             Wheaton, Illinois 60187
                            Telephone: (800) 621-1675
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person(s))

                                 With a Copy to:
                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603
                            Telephone: (312) 845-3000

                            Calculation of Filing Fee

         Transaction Valuation*              Amount of Filing Fee*
                  N/A                                 N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
     Form or Registration No.: Not Applicable       Date Filed: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

INTRODUCTION

         This Schedule TO relates to a pre-commencement communication by First Trust/Four Corners Senior Floating Rate Income Fund II (the "Fund") regarding an offer to purchase up to 100% of its outstanding Auction Market Preferred Shares, Series A and Auction Market Preferred Shares, Series B.

         The Fund has not commenced the tender offer that is referred to in this Schedule TO. The description of the tender offer contained in this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell shares of the Fund. Upon commencement of such tender offer, the Fund will file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and all other documents, including an Offer to Purchase.

         THE FUND'S SHAREHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND OTHER DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS FROM THE SEC'S WEBSITE AT WWW.SEC.GOV.



EXHIBIT INDEX

Exhibit No.  Document
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99.1         Press Release issued by the Fund dated August 25, 2009.